Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

BioXcel Therapeutics, Inc.

New Haven, CT

We hereby consent to the incorporation by reference in the Registration Statements on Form S3 (No. 333-230674) and Form S-8 (No. 333-235282) of BioXcel Therapeutics, Inc. of our report dated March 9, 2020, relating to the financial statements of BioXcel Therapeutics, Inc., which appears in this Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

/s/ BDO USA, LLP

Stamford, CT

March 9, 2020

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.